UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

PLAYBOX (US) INC.

(Name of Issuer)

Shares of Common Stock, par value $0.001 per share

(Title of Class of Securities)

72811U 101

(CUSIP Number)

DEBONDO CAPITAL INC.
130 Shaftesbury Avenue, Suite 518
London, United Kingdom W1D 5EU
00 662 664 3953

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

NOVEMBER 19, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1.	Names of Reporting Person: Debondo Capital Inc.
I.R.S. Identification Nos. of above person (entities only): N/A

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	☐
(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instruction): WC

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):☐

6.	Citizenship or Place of Organization: London, England

Number of Shares Beneficially Owned by Reporting Person With:	7.	Sole Voting Power: 5,623,006
	8.	Shared Voting Power: -0-
	9.	Sole Dispositive Power: 5,623,006
	10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Reporting Person: 5,623,006

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): (1)

13.	Percent of Class Represented by Amount in Row (11): 10.38%

14.	Type of Reporting Person (See Instructions): CO

(1) Based on 54,186,299 shares of the Issuer’s common stock issued and outstanding as of January 12, 2009.

The class of equity securities to which this statement relates is shares of common stock, par value $0.001 per share (the “Shares”), of Playbox (US) Inc., a Nevada corporation (the “Issuer”).  The principal executive offices of the Issuer is Suite 3.19, 130 Shaftesbury Avenue, London, United Kingdom, W1D 5EU.

ITEM 2.	IDENTITY AND BACKGROUND

A.	Name of Person filing this Statement:

This statement is filed by Debondo Capital Inc. (the “Reporting Person”). By signing this statement, the Reporting Person agrees that this statement is filed on its behalf.

B.	Residence or Business Address:

The business address of the Reporting Person is 130 Shaftesbury Avenue, Suite 518, London, United Kingdom W1D 5EU.

C.	Present Principal Occupation and Employment:
The Reporting Person’s present principal business operations are consultant and investments services.

D.	Criminal Proceedings:
During the past five years, none of the principals of the Reporting Person have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

E.	Civil Proceedings:

During the past five years, none of the principals of the Reporting Person have been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

F.	Citizenship:
N/A

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The source of funds used to make loans to the Issuer were working capital funds in the aggregate amount of $224,920.24.

ITEM 4.	PURPOSE OF TRANSACTION

The Reporting Person is filing this Schedule 13D relating to the settlement agreement and general mutual release (the “Settlement Agreement”) between the Issuer and the Reporting Person dated November 19, 2008. In accordance with the terms and provisions of the Settlement Agreement: (i) the Issuer agreed to issue to the Reporting Person an aggregate of 5,623,006 shares of its restricted common stock; and (ii) the Reporting person agreed to accept the issuance of the 5,623,006 shares of restricted common stock in consideration of settling and releasing the debt due and owing to the Reporting Person by the Issuer of $224,920.24. The Reporting Person had previously made a series of loans and/or advances to the Issuer for working capital purposes.

Subject to all relevant securities law restrictions, the Reporting Person may acquire or dispose of securities of the Issuer from time to time in the open market or in privately negotiated transactions with third parties, subject to and depending upon prevailing market conditions for such securities.

Except as otherwise disclosed herein, the Reporting Person has no current plans or proposals that relate to or would result in:

(a)	the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries;

(d)	any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	any material change in the present capitalization or dividend policy of the Issuer;

(f)
any other material change in the Issuer's business or corporate structure including, but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)	changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede acquisition of control of the Issuer by any person;

(h)
causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	any action similar to any of those enumerated above.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

a)	Beneficial Ownership.

For the purposes of this Statement, the Reporting Person is reporting herein that as of January 12, 2009, the Reporting Person is the beneficial owner of an aggregate of 5,623,006 (or approximately 10.38%) of the Issuer’s equity securities.

For the purposes of this Statement, the Reporting Person is reporting herein that as of January 12, 2009, the Reporting Person has the sole power to vote or to direct the voting or, or to dispose or to direct the disposition of, 5,623,006 shares of common stock (or approximately 10.38%) of the Issuer’s common stock.

b)	Transactions Within the Past 60 Days.

As of January 12, 2009,and within the sixty day period prior thereto, with the exception of that certain transaction on November 12, 2008 as reported herein, no transactions involving the Issuer’s equity securities had been engaged in by the Reporting Person other than as disclosed herein.

c)	Certain Rights of Other Persons.

As of January 12, 2009, to the best knowledge and belief of the Reporting Person, no person other than the Reporting Person had the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Issuer’s equity securities..

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The Reporting Person does not have any other contract, arrangement, understanding or relationship with respect to securities of the Issuer including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. Further, the Reporting Person has not pledged securities of the Issuer nor are the securities of the Issuer held by the Reporting Person subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Settlement agreement and general mutual release between Playbox (US) Inc. and Debondo Capital Inc. dated November 19, 2008.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DEBONDO CAPITAL INC.

Date: February 12, 2009	By:	/s/ Laura Mouck
Laura Mouck
Secretary

EXHIBIT 99.1

RELEASE AND SETTLEMENT AGREEMENT

This Release and Settlement Agreement ("Settlement Agreement") is dated this 19th day of November, 2008 by and between Playbox (US) Inc., a Nevada corporation (“PYBX”) and Debondo Capital Ltd., a UK corporation (“DBC”).

WHEREAS, PYBX has proposed to pay to DBC, in lieu of cash, restricted shares (the “Shares”), in the amount set forth below, of the common stock of PYBX in full satisfaction and discharge of the debt (the “Debt”) due and owing to DBC by PYBX, and DBC has agreed to accept the Shares in lieu of cash for settlement of the Debt pursuant to the terms and conditions set forth herein; and

WHEREAS, the parties hereto desire to resolve all obligations due and owing presently by PYBX to DBC prior to the date of this Settlement Agreement.

NOW, THEREFORE, in consideration of the promises and conditions set forth herein, the sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

1. Release of PYBX by DBC. In exchange for, (i) payment to DBC by PYBX of 5,623,006 restricted shares (collectively, the “Shares” as indicated above) of the Company, pursuant to Regulation S of the Securities Act of 1933 (the “Act”), with the Shares being valued at $0.04 each, representing a twenty percent (20%) discount off the closing price of PYBX’s common stock on November 17, 2008, for a total amount of USD$224,920.24, which represents an amount equal to the Loan, the receipt of which is acknowledged by affixing DBC’s signature herein. DBC hereby fully, forever, irrevocably and unconditionally releases, remises and discharges PYBX and its subsidiaries and affiliates and each of their current or former officers, directors, stockholders, attorneys, agents, or employees (collectively, the "PYBX Released Parties") from any and all claims, charges, complaints, demands, actions, causes of action, suits, rights, debts, sums of money, costs, accounts, reckonings, covenants, contracts, agreements, promises, doings, omissions, damages, executions, obligations, liabilities and expenses (including attorneys' fees and costs), of every kind and nature, known or unknown, which he ever had or now has against the PYBX Released Parties including, but not limited to, all claims arising out of DBC's business dealings, all common law claims including, but not limited to, actions in tort, defamation, breach of contract and any claims under any other federal, state or local statutes or ordinances not expressly referenced above.

2. Release of DBC by PYBX. In exchange for DBC's forbearance of asserting certain claims against PYBX, PYBX hereby fully, forever, irrevocably and unconditionally releases, remises and discharges DBC from any and all claims, charges, complaints, demands, actions, causes of action, suits, rights, debts, sums of money, costs, accounts, reckonings, covenants, contracts, agreements, promises, doings, omissions, damages, executions, obligations, liabilities and expenses (including attorneys' fees and costs) of every kind and nature, known or unknown, which PYBX has against DBC including all common law claims including, but not limited to, actions in tort, defamation, and breach of contract and any claims under any other federal, state or local statutes or ordinances.

3. Confidentiality. The parties hereto understand and agree that the terms and contents of this Agreement, and the contents of the negotiations and discussions resulting in this Agreement, shall be maintained as confidential, and none of the above shall be disclosed except to the extent required by federal or state law.

4. Amendment. This Agreement shall be binding upon the parties and may not be modified in any manner, except by an instrument in writing of concurrent or subsequent date signed by a duly authorized representative of the parties hereto. This agreement is binding upon and shall inure to the benefit of the parties and their respective agents, assigns, heirs, executors, successors and administrators.

5. Entire Agreement and Applicable Law. This Agreement contains and constitutes the entire understanding and agreement between the parties hereto with respect to the settlement of claims the parties have against each other. This Agreement cancels all previous oral and written negotiations, agreements, commitments, and writings in connection therewith. This Agreement shall be governed by the laws of the province of British Columbia to the extent not preempted by provincial law.

6. Acknowledgments and Assent. DBC acknowledges that it has been given at least twenty-one (21) days to consider this Settlement Agreement and that it was advised to consult with an attorney prior to signing this Settlement Agreement and has in fact consulted with counsel of his own choosing prior to executing this Settlement Agreement. DBC agrees that it has read this Settlement Agreement and understands the content herein, and freely and voluntarily assents to all of the terms herein.

7. Severability. The provisions of this Settlement Agreement shall be severable, so that the unenforceability, validity or legality of any one provision shall not affect the enforceability, validity or legality of the remaining provisions hereof.

8. Joint Drafting. This Settlement Agreement shall be deemed to have been drafted jointly by the Parties hereto, and no inference or interpretation against any one party shall be made solely by virtue of such party allegedly having been the draftsperson of this Settlement Agreement.

9. Denial of Liability. PYBX and DBC each understand and agree that this Settlement Agreement shall not be construed as an admission of liability on the part of any person, firm, corporation, or other entity released, liability being expressly denied.

10. Nonreliance. The undersigned Parties agree that they expressly assume all risk that the facts or law may be, or become, different that the facts or law as presently believed by them. PYBX and DBC have each conducted extensive, sufficient and appropriate due diligence with respect to the facts and circumstances surrounding and related to this Settlement Agreement. PYBX and DBC expressly disclaim all reliance upon, and prospectively waive any fraud, misrepresentation, negligence or other claim based on information supplied by the other party, in any way relating to the subject matter of this Settlement Agreement.

11. Covenant Not to Sue. PYBX and DBC each covenant with the other never to institute or participate in any administrative proceeding, suit or action, at law or in equity, against each other by reason of any claim released in this Settlement Agreement.

12. Piggy-Back Registration Rights. If at any time subsequent to the execution of this Agreement, the Company shall determine to prepare and file with the Securities and Exchange Commission a registration statement relating to an offering for its own account or the account of others under the Securities Act of any of its equity securities, other than on Form S-4 or Form S-8 (each as promulgated under the Securities Act) or their then equivalents relating to equity securities to be issued solely in connection with any acquisition of any entity or business or equity securities issuable in connection with the stock option or other employee benefit plans, then the Company shall include in such registration statement all or any part of such Securities described herein that are being issued to DBC under this Settlement Agreement, although the Company shall not be required to register any Securities that are being issued to DBC under this Settlement Agreement that are eligible for resale pursuant to Rule 144(k) promulgated under the Securities Act.

13. Counterparts. This Agreement may be executed in any one or more counterparts, all of which taken together shall constitute one instrument.

14. Facsimile Signature. It is expressly agreed to that the parties may execute this Agreement via facsimile signature and such facsimile signature pages shall be treated as the originals for all purposes.

IN WITNESS WHEREOF, the parties hereto have executed this Release and Settlement Agreement as of the date set forth above.

Playbox (US) Inc.

/s/ Gideon Jung
Gideon Jung, President

Debondo Capital Ltd.

/s/ Ulrik Debo
Ulrik DeBo, Authorized Signatory